UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)  October 7, 2014 (October 6, 2014)

MEDIA GENERAL, INC.
(Exact name of registrant as specified in its charter)

Commonwealth of Virginia	1-6383	54-0850433
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 E. Franklin St., Richmond, VA	23219
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(804) 887-5000

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders

On October 6, 2014, Media General, Inc. (“Media General”) reconvened the special meeting of the holders of its Voting Common Stock (the “Special Meeting”) that was originally convened on August 20, 2014 and then adjourned without conducting any business. The Special Meeting was called to seek stockholder approval of the proposals described in detail in the joint proxy statement/prospectus filed by Media General with the Securities and Exchange Commission (the “SEC”) on July 24, 2014 and the supplement thereto filed by Media General with the SEC on September 15, 2014. The record date for stockholders entitled to notice of, and to vote at, the Special Meeting was July 18, 2014.

As of such record date, there were 88,063,271 shares of Media General’s Voting Common Stock issued and outstanding and entitled to be voted at the Special Meeting. 78,097,067 shares of Media General’s Voting Common Stock were represented in person or by proxy at the Special Meeting, which constituted a quorum to conduct business at the Special Meeting.

At the Special Meeting, the holders of Media General’s Voting Common Stock voted to approve the issuance of shares of the combined company (“New Media General”) in connection with the combination of Media General and LIN Media LLC (“LIN”), and such holders also voted to amend and restate the Articles of Incorporation of Media General to provide for certain governance arrangements of Media General (and of New Media General following the combination of Media General and LIN). The results for each matter voted on were as follows:

(1)	Proposal to approve of the issuance of shares of New Media General in connection with the combination of Media General and LIN.

For	Against	Abstain	Broker Non-Votes
72,525,384	5,515,819	55,864	-

(2)	Proposal to amend and restate the Articles of Incorporation of Media General (and of New Media General following the combination of Media General and LIN).

For	Against	Abstain	Broker Non-Votes
72,502,918	642,811	4,951,338	-

Item 8.01. Other Events

On October 6, 2014, Media General and LIN issued a joint press release announcing the results of the Special Meeting and of LIN’s special meeting of shareholders held on the same date and the directors and executive officers of New Media General. A copy of this press release is furnished as Exhibit 99.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Joint Press Release of Media General, Inc. and LIN Media LLC, dated October 6, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDIA GENERAL, INC.
(Registrant)

Date: October 7, 2014
/s/ James F. Woodward
	Name:	James F. Woodward
	Title:	Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release of Media General, Inc. and LIN Media LLC, dated October 6, 2014.